FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S.A. A Publicly-Held Company CNPJ/MF nº 20.730.099/0001 -94

MATERIAL FACT

In order to comply with the provisions in Paragraph 4, Art. 157 of Law No. 6404/76 and CVM Instruction No. 358/02, Sadia S.A. (the “Company”) announces to its shareholders and to the market that, to implement the Stock Option Plan for its officers, as approved by the Extraordinary Shareholders' Meeting of 04.29.2005, the Board of Directors of this Company resolved, at the meeting held on that date, and in conformity with the provisions of Article 9 of the Bylaws and observing the requirements of Article 30 of Law No. 6404/76 and the Brazilian Securities and Exchange Commission - CVM Instruction No. 10, dated 02/14/1980, as amended by CVM Instructions No. 268, dated 11/13/1997 and No. 390, dated 07/08/2003, to authorize the acquisition by the Executive Board of its own preferred shares at the Stock Exchange, observing the provisions of CVM Instruction Article 8, as follows:

a) acquisition of 4,400,000 preferred shares within the limit of 10% of the total 381,724,044 outstanding preferred shares;

b) ensure an adequate destination for the available cash and thus create a stock ballast that, together with the already existing 5,924,288 preferred shares in Treasury, will meet the needs of this plan;

c) the time frame for such realization will be up to 365 days counted as from this date;

d) the operations will be conducted by Concórdia S.A. Corretora de Valores Mobiliários, Câmbio e Commodities, established at Rua Libero Badaró, No. 425, 23º andar, CEP 01009-000, in São Paulo-SP, with a branch at Av. Rio Branco, No. 114, 10º andar, CEP 20.040 -002, in Rio de Janeiro-RJ.

São Paulo, September 27, 2007

Welson Teixeira Junior Investor Relations Director